Exhibit 99.1

Phoenix New Media Announces Its CEO, Mr. Shuang Liu, Accepting New Position as the COO of Phoenix Satellite Television

BEIJING, China, February 17, 2014 — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced Mr. Shuang Liu, the Chief Executive Officer (“CEO”) of the Company, has accepted the appointment by the board of directors of Phoenix Satellite Television Holdings Limited (“Phoenix TV”), a leading Chinese language satellite television based in Hong Kong and the parent company of ifeng, to be the Chief Operating Officer (“COO”) of Phoenix TV, effective immediately. Mr. Liu will continue to be the CEO of ifeng.

Witnessing the dramatic evolution of media consumption habits and increase in demand for media content and entertainment available online and through mobile devices, Phoenix TV, a global media group with strong brand reputation and influence, aims to significantly increase its focus on convergence of its TV and Internet properties.  The promotion of Mr. Liu to Phoenix TV’s COO role embodies this strategic shift to increasingly focus on these opportunities and challenges associated with its audiences, content providers and advertisers alike. The key initiative for his new COO position at Phoenix TV is to accelerate the convergence of TV, Internet and mobile platforms of the two companies.  In his new role, Mr. Liu will be tasked with strategizing, overseeing and allocating resources to implement this convergence strategy.  Through this appointment, both companies will more seamlessly expand user reach on each of its media platforms, provide advertisers a one-stop shop solution, more effectively monetize the Phoenix brand across all verticals, and achieve greater cost synergies.

“We’re pleased to announce that Shuang has been promoted as the COO from his previous position as a Vice President at Phoenix TV. This appointment recognizes Shuang’s great leadership, exceptional execution capability, and significant contributions to Phoenix group’s growth over the past decade,” said Mr. Keung Chui, Chairman of the Board of Directors of ifeng and the executive director and deputy chief executive officer of Phoenix TV. “Shuang has played a critical role in leading the new media business through its successful spin-off, IPO and substantial growth in size and importance post-IPO. Moving ahead, Shuang will maintain senior management positions in both of the companies, where he will be able to further strengthen this mutual relationship and cooperation.  Shuang’s proven expertise and leadership will help Phoenix TV and ifeng to achieve greater synergy together in terms of program productions, advertising sales and cross marketing promotional initiatives.”

Mr. Shuang Liu has served as a director and CEO of Phoenix New Media since the Company’s inception in November 2007. Mr. Liu also has served for Phoenix TV from 2001 to the present in various managing positions, including chief director of business development and vice president in charge of investment, finance, investor relationships, legal affairs, public affairs and development of the finance channel. Before joining Phoenix TV, Mr. Liu worked at Simpson Thacher & Bartlett LLP, Milbank, Tweed, Hadley & McCloy LLP and Morrison & Foerster LLP from 1996 to 2001. Mr. Liu received a J.D. degree from Duke University Law School, and a bachelor’s degree from University of International Business & Economic.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

About Phoenix Satellite Television Holdings Limited

Beginning operation on 31 March, 1996, Phoenix TV has been striving constantly to provide quality Mandarin programming to the global Chinese communities, with an ultimate objective of “shortening the distance between the Chinese around the world”. The dynamism of this massive market, combined with successful expansion strategies, has allowed Phoenix TV to develop a multi-national media group, which enjoys an excellent reputation and brand recognition in the world.

Phoenix TV’s six TV channels----Phoenix Chinese Channel, Phoenix InfoNews Channel, Phoenix Chinese News & Entertainment Channel, Phoenix North America Chinese Channel, Phoenix Movies Channel and Phoenix Hong Kong Channel are distributed via AsiaSat-3S, China Sat-6B, Eurobird, Telsat-12, Directv, Echostar, G3-C, Satmex-6, Bell ExpressVU, covering over 150 countries and regions in Asia Pacific, Europe, America, Latin America, Middle East and Africa.

Besides its television broadcasting operations, Phoenix TV has also been devoting to other media diversifications, including magazine, publication, new media, radio, outdoor media, cultural development etc.

Phoenix TV was listed on the Hong Kong Stock Exchange’s Growth Enterprise Market (GEM) on 30 June 2000. On 5 December 2008, Phoenix TV has changed its listing to the Main Board (Stock code: 2008).

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com